Computershare

02015868

Corporate

Computershare Limited
ABN71005485825
18 to 62 Trenerry Crescent
Abbotsford Victoria 3067 Australia
PO Box 103 Abbotsford
Victoria 3067 Australia
Telephone 61 3 9235 5500
Facsimile 61 3 9235 5601
www.computershare.com

Australia
Canada
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

1 March 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street N.W.
Washington DC 20549
USA

SUPPL

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Dear Sir / Madam

82-4966

COMPUTERSHARE LIMITED: FILE NO: ~~333-10778~~

Enclosed is a copy of information released to the market concerning the Computershare Limited Half Yearly Report submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

In order to acknowledge receipt of these materials, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours truly

DARRYL CORNEY
Chief Financial Officer

02 MAY -9 AM 10:27

Enc

82-4966

Computershare

Interim Results 2002

26 February 2002

Computershare

Interim Results 2002
Overview

Chris Morris
Chief Executive Officer

Steady Results in Challenging Environment

- EPS up 27% to 4.3 cents
- EBITDA steady at $ 73.0 m
- Dividend held at 0.5 cents per share
- Return on equity constant at 4% for half year
- Technology spend up A$10.5m from June '01
- Minimal net debt. Funding capacity $225.0m

Context of the Results

- Earnings constant with prior period - EBITDA up 1% (before non-recurring items)
- Quality of earnings remains high
- Revenues affected by the global slow down of corporate actions activity
- Revenues in northern hemisphere operations also affected by interest rates at 40 year lows
- Fixed cost proportion of registry cost base
- External software support payments for North American operations continuing (Sungard, Harris Bank, Scotia Bank)
- Technology spend dedicated to establishment of SCRIP platforms in US, Canada and Hong Kong and continues to be expensed

Key Milestones Achieved this Period

- Investor Centre launched, giving shareholders 24 hour global coverage
- Acquisition of BT Registries in Australia and New Zealand
- Global employee share plan deal with BP
- Strategic services agreement with Citibank to provide corporate action services
- Underwritten issue of A$150m Reset Convertible Preference Shares
- Acquisition of Mercantile Registrars in South Africa (registry and custody business)
- Agreement with Deutsche Bourse to form a joint venture to provide registry and related services to the German equities market
- Computershare's SMARTS Market Surveillance system goes live in the Singapore Exchange and Singapore Monetary Authority

Expansion Platform - Key Personnel Changes

UK/Europe MD	-	Iain Saville
North American Technology	-	Penny Maclagan
North American Operations	-	Ed Stockdale
North American Finance (funds management expertise)	-	TBA
Australian Operations	-	TBA
Global Priorities & Expansion	-	Chris Morris

Background to Profit Forecast Announcement

	Aug	Sep	Oct	Nov	Dec	Jan
Market Conditions						
– Corporate Actions	Buoyant	On hold	Deferred	Decline	Decline	
– Interest Rates	Decline	Decline	Decline	Reached 40 yr low	40 yr low	
Financial Reporting						
– Actuals		July '01 Results	Aug '01 Results	Sep '01 Results	Oct '01 Results	Nov '01 Results
	30/8	11/9	10/10	8/11	11/12	9/1
				AGM		
Market Announcements	Release FY'01 Results			Announcement of Reset Preference Share Offer		Profit Forecast Announcement

Computershare

Internal Control Review Post 9 January Announcement

– Quality of management reporting

– Review of profit forecast assumptions for '02

– Treasury management - strategy, policy & procedures

– Establishment of investor relations function

– Greater business accountability to drive organic growth

– No change to strategy

Composition Of Operating Profit *

Revenue



Other
1%
Recoveries
15%
Interest
Income
1%
Margin Income
11%
Corporate
Actions
8%
Non Registry
Fees
17%
Registry
Maintenance
47%

Expenses



Corporate
Services
2%
Technology
development
14%
Direct Services
84%

* before interest, depreciation & amortisation

Computershare

Revenue Composition Affected by International Market Downturn



Revenue Analysis
3
14
11
11
61
2
12
9
16
61
2
11
8
17
62
1H'01
2H'01
1H'02
Other
Margin Income
Corporate Actions
Non Registry Fees
Registry Maintenance & Recoveries

Computershare

Market Share Growth in Registry Operations



Actual (%)
Aust
63
55
NZ
92
90
Hong Kong
63
60
US
5
5
Canada
62
60
UK
45
35
Ireland
75
60
S/Africa
59
60
1H'02
1H'01

Efficiency Initiatives

- Personnel reduction across all Registry businesses
- Consolidation of core functions by country
  e.g. finance, HR, marketing & sales
- 'Workflow' introduction for registry documentation
- Review of all supplier contracts
  (e.g. internet travel purchasing - 50% cost saving in North America)

Global Shareholders

	Total Holders
Balance at June 2001	68.0m
– Acquisition of BT Registries	2.3m
– Transfer of Bureau Clients	(7.6)m
– Deutsche Börse	6.0m
– Net Gain /(Loss)	(0.4)m
Closing Balance	68.3m
In Progress	
– Mercantile SA	2.0m

Computershare

Technology Achievements this Period

- Merrill Lynch ESPP
- Reduced systems in Canada from 28 to 10 (and continuing)
- Global HR system now live in North America; global by end '02
- 'Workflow' live in Australia all scanned by May '02 and to be fully implemented in Canada and US by end '02
- Hong Kong conversion on track for completion in May '02
- New options system live June '02, BP conversion September '02
- SCRIP completion: US - September '02, Canada - December '02

Technology Achievements this Period cont.

- Completion of the Employee Product to cater for Deferred Plans now supporting AMP
- Release of Investor Centre to Australia and UK
- Completed phase 3 for i Cap
- Deutsche Börse Joint Venture progressing well, staff on site, connectivity to Bristol achieved, required products under development
- STRATE development completed and most companies now settling
- BP project, first phase completed and development and implementation on schedule for phase 2

Computershare

Interim Results 2002
Analysis of Results

Darryl Corney
Chief Financial Officer

Financial Performance A$m's

	1H'02	2H'01	1H'01
Revenue			
Registry maintenance	185.5	181.5	162.8
Non Registry fees/sales	68.9	68.0	37.7
Corporate actions	32.6	36.2	38.7
Margin income (including sharesave admin)	41.9	49.8	46.9
Interest income	2.5	2.0	1.6
Recoveries	59.5	69.5	45.0
Other	5.6	7.9	6.8
	396.5	**414.7**	**339.6**
Expenses			
Operating costs	323.4	329.8	269.1
Depreciation & amortisation	11.7	11.5	9.8
Amortisation of goodwill	15.1	15.1	10.0
Borrowing costs	6.9	8.5	6.0
Investment writedown		8.0	13.3
Pre tax Profit	**39.4**	**42.9**	**32.9**
NPAT after OEI	24.5	20.4	18.3
NPT before goodwill amortisation	36.4	32.5	25.9

Consolidated Results
Half Year Comparison



A$m
339.6
71.9
414.7
79.7
396.5
73.0
HY Dec-00
HY Jun-01
HY Dec-01
Revenue
EBITDA



A$m
Revenue Breakdown
162.8
181.5
185.5
38.7
36.2
32.6
46.9
49.8
41.9
37.7
68.0
68.9
Register Main
Corp Actions
Margin Income
Non Registry Sales/Fees
HY Dec-00
HY Jun-01
HY Dec-01

Computershare

Operating Costs Comparison


Half Years
A$m
300
250
200
150
100
50
0
'Dec-00
'Jun-01
'Dec-01
DIRECT SERVICES
TECHNOLOGY
CORP SERVICES

Costs Include

- Redundancy costs A$3.5m
- Additional technology spend A$10m in North America
- Premises set up and moves: CDS US and Plan US
- Efficiency initiatives in Global Registry

Global Group Personnel Costs



Half Years
Dec-00
Jun-01
Dec-01
A$m
140
120
100
80
60
40
20
0
CTS
REGISTRY
NON REGISTRY

Last Six Months

- Registry head count reduced by 250
- Non Registry increase reflects growth in ESP, Analytics and Document Services

Computershare

Global Technology Spend

- Total Technology Services costs for the last six months were A$46.3m, an increase of A$10.5m from June 01
- Increase driven by
    - Global Options System Development
    - SCRIP Implementation: US, Canada and HK
    - North America Infrastructure Development
    - ESPP Conversion

Funds Balances at 31 December 2001

By Category



Dividend 19%
Sharesave 18%
Dissenter 11%
Broker Trust 35%
Corporate Actions 14%
Regular Trust 3%

Refer note 29(b) - June 2001 Financial Report

By Country



US 11%
Australia 2%
Canada 50%
UK 37%

Computershare

Funds Balances
Interest Rate Sensitivity



Exposure to interest rates 23%
No exposure 38%
Effective hedging in place - both natural & synthetic 39%

Interest Rate Hedging

Strategy:	- Minimise downside risk in current low interest rate environment
Policy:	- Minimum hedge of 25% / Maximum hedge of 75%
	- Minimum term 1 year / Maximum term 3 year
	- Current hedging: 39%
Procedures:	- Control previously held at regional level
	- Major review undertaken to ensure consistent policies
	- Plans to administer as a group treasury function
	- Ongoing review of alternative hedging techniques

Computershare

Global Investor Services
Australia - Half Year Comparison



A$m
50.6
50.8
61.4
HY Dec-00
HY Jun-01
HY Dec-01
Revenue



A$m
Revenue Breakdown
29.9
29.4
34.8
6.4
8.1
7.9
1.0
0.7
1.0
13.3
12.6
17.7
Register Main
Corp Actions
Margin Income
Other
HY Dec-00
HY Jun-01
HY Dec-01

Computershare

Global Investor Services
Ireland - Half Year Comparison



A$m
4.1
6.9
8.3
HY Dec-00
HY Jun-01
HY Dec-01
Revenue



A$m
Revenue Breakdown
3.1
3.1
3.0
0.8
1.6
2.8
0.1
0.2
2.2
2.4
Register Main
Corp Actions
Margin Income
Other
HY Dec-00
HY Jun-01
HY Dec-01

Computershare

Global Investor Services
New Zealand - Half Year Comparison



A$m
5.6
5.9
7.5
HY Dec-00
HY Jun-01
HY Dec-01
Revenue



A$m
Revenue Breakdown
3.2
3.3
4.2
0.7
0.5
0.8
1.7
2.1
2.5
Register Main
Corp Actions
Margin Income
Other
HY Dec-00
HY Jun-01
HY Dec-01

Computershare

Global Investor Services
South Africa - Half Year Comparison



A$m
13.2
12.4
11.1
HY Dec-00
HY Jun-01
HY Dec-01
Revenue



A$m
Revenue Breakdown
11.0
10.8
7.8
1.0
0.8
0.4
1.2
0.8
2.9
Register Main
Corp Actions
Margin Income
Other
HY Dec-00
HY Jun-01
HY Dec-01

Computershare

Global Investor Services
United Kingdom - Half Year Comparison



A$m
104.7
103.9
95.5
HY Dec-00
HY Jun-01
HY Dec-01
Revenue



A$m
Revenue Breakdown
38.5
44.4
44.6
23.5
14.3
11.0
26.3
24.0
22.8
16.4
21.2
17.1
Register Main
Corp Actions
Margin Income
Other
HY Dec-00
HY Jun-01
HY Dec-01

Global Investor Services
Hong Kong - Half Year Comparison


A$m
12.6
13.2
HY Jun-01
HY Dec-01
Revenue


A$m
Revenue Breakdown
8.5
9.0
2.7
3.0
1.4
1.2
Register Main
Corp Actions
Margin Income
Other
HY Jun-01
HY Dec-01

Computershare

Global Investor Services
United States - Half Year Comparison


A$m
53.2
55.2
49.2
HY Dec-00
HY Jun-01
HY Dec-01
Revenue


A$m
Revenue Breakdown
31.2
27.7
33.5
2.7
3.5
7.3
6.3
4.6
12.0
17.7
11.1
Register Main
Corp Actions
Margin Income
Other
HY Dec-00 HY Jun-01 HY Dec-01

Computershare

Global Investor Services
Canada - Half Year Comparison



A$m
95.3
79.7
66.0
HY Dec-00
HY Jun-01
HY Dec-01
Revenue



A$m
Revenue Breakdown
54.3
48.6
45.9
18.8
17.5
13.4
12.3
11.0
6.7
4.7
3.6
4.2
Register Main
Corp Actions
Margin Income
Other
HY Dec-00
HY Jun-01
HY Dec-01

Computershare

Computershare Technology Services
CTS Group


A$m
Revenue
20.0
40.3
44.0
58.7
HY Jun-00
HY Dec-00
HY Jun-01
HY Dec-01

Internal revenue accounts for 67% in HY Dec01

CTS is the inhouse technology provider to Registry, Plan, Analytics & Document Services businesses.

Full commercial charges levied by CTS to fund development.

Computershare Document Services



Half Year Results
A$m
33.2
32.3
42.1
HY Dec-00
HY Jun-01
HY Dec-01
Revenue

Internal revenue accounts for 49% in 1H'02

Cashflow / Balance Sheet



A$m
60
50
40
30
20
10
0
HY Dec-00
HY Jun-01
HY Dec-01
Cashflow from Ops
Cap Ex - PPE

- Gearing on a net debt to equity basis - 3%
- Available resources A$225m
- Debtors days outstanding have fallen from 75 to 62 days

Working Capital Management



100
90
80
70
60
50
40
30
20
10
0
days
1999
2000
2001
HY - Dec01
Receivable days
Payable days

Computershare

Computershare

Interim Results 2002
Strategy and Outlook

Chris Morris
Chief Executive Officer

Strategy - Maximise Opportunities to Deepen & Expand our Global and Regional Customer Relationships



Core Skills
Innovative technology development
Shareholder & employee records management expertise
Market knowledge and relationships
Strategy
e-transform:
Use technology to drive change, boost productivity, accelerate innovation & dramatically improve service & value
Specialise:
Develop strong core businesses based on common service platforms
Integrate:
Deliver integrated customer solutions
Growth
Leverage our strengths globally
Product and service offering
Market Share
– existing markets
– new growth markets

BP Deal Confirms our Global Strategy

- Global solution in 70 countries
- Solution based upon Internet delivery and our straight through processing model
- Won against major competitors Lloyd's, Fidelity, Equiserve
- Why did we get the deal?
- The only company in the world that could do the job due to our global footprint and technology (ORMS, multiple markets etc.)

Significance of Deutsche Börse (DB) Joint Venture

- Acquired 49% in joint venture at minimal capital outlay
- Will leverage CPU expertise in registry and related services with strength of DB's German market position
- Creates the essential European platform for CPU's expansion (e.g. Switzerland & Austria are more German speaking)
- All systems will be converted to CPU & run on CPU systems
- Growth Opportunities
  - Increased growth in registered holdings away from bearer stock, based on the desire for greater transparency
    (approx 50% of DAX 50 are registered shares)
  - Provide full service offering above the existing bureau services

Global Strategy In Action - Some Recent Examples

- Citibank - New York & UK (global re-orgs)
- BP Global ESP
- Anglo Gold take-over of Normandy
- Newmont take over of Normandy and Franco Nevada in Canada (+ ADR holders in US)
- RTZ (Australia and UK)
- HSBC (UK and Hong Kong)
- Standard Chartered (UK and Hong Kong)
- AMP's UK ESP (based on Australia/NZ ESPS)
- Inter Oil Corp. (Aust & Canada)
- Invervia West Inc. (Canada & Ireland)
- NRX Global Corp. (Canada & UK)
- Thompson Corporation (Canada & US)
- Brascan Corporation (Canada & US)
- Agnico - Eagle Mines Ltd (Canada & US)
- Registry support to NAB and BHP/Billiton in UK
- All cross listings between South Africa and UK

Strategic Direction

Registry /TA

- Develop German business
- Expand into other European countries
- Acquisitions in North America
- Marketing to major US companies when SCRIP is operational leveraging off our ESPP clients

Plan Managers

- Position as the only global provider specialised plans to take advantage of local tax concessions
- Expand into Europe, large employee ownership base in place like France
- Acquisitions/ partnerships in Europe and NA
- Develop cash management, financial service products via alliances with major financial institutions globally

Strategic Direction

Analytics

- Complete European database
- Include Japanese research
- Acquisition opportunities especially in the US for investor relations, beneficial ownership services

Global services

- Develop ADR and global share offering
- Currently developing a web based solution to enable cross border movement of stock within 24 hours

Regional Operations - Australia and New Zealand

Key Points

- Trading activity reasonably strong however new IPO's well down
- Won 60% of new Australian IPO's in the period
- Re-aligned business activities from a state based operation to a national functional base
- Centralised Call Centre (200 seats) now fully operational
- Roll-out of 'Workflow' across all offices continuing
- Transition of existing registry clients to CPM model

Outlook

- Market conditions to remain unchanged
- Primary focus to renew efforts in service commitments and consistency of processes
- Anticipate growth in ESP business

Regional Overview - UK and Ireland

Key Points

- Result affected by reduction in corporate action activity and lower interest rates
- Major new business:

  Registry: Allied Domecq, Iceland, Somerfield, Rio Tinto, First Active
  ESP: BP, mmO2, National Grid

- Cost reduction program continuing with redundancy costs absorbed this period

Outlook

- Anticipate increase in fund raising issues and IPOs in Q4
- Positive financial impact of new business in 2nd half
- Reduction in personnel costs attributed to retrenchments
- Appointment of Iain Saville (CEO UK/Europe) will boost profile of CPU and deepen market relationships

Regional Overview - South Africa

Key Points

- Results affected by STRATE
- Competition decision due 11/4 re Mercantile
- Planning for integration of Mercantile business well progressed - when completed will deliver major cost savings
- Workflow planned for Q3 02

Outlook

- Telkom float scheduled for '02
- Obtain 50% of major analytics business in SA which will add to our global offering
- Efficiencies & risk reduction will be delivered as STRATE introduced
- IT provided from Bristol; post Mercantile conversion will generate approx $10m income to CTS

Regional Overview - US

Key Points

- Registry results affected by substantial reduction in corporate actions activity (M&A, stock splits & IPOs)
- Significant positive EBITDA contribution from ESP business
- ESP: Converted 850,000 participant accounts to SCRIP & maintained re-appointments
- Shareholder Survey: Service level improvement of 30% to 90%
- Issuer Survey: Increased satisfaction level by 40%
- Reduced workforce by 35% (saving US$ 3.5m p.a.)

Outlook

- Market conditions to remain subdued and affect corporate actions revenue
- Major opportunities when SCRIP is live
- US corporate disclosures - major confidence overhang in the market
- Anticipate continued growth in ESP business
- Ongoing efficiency management and controls

Regional Operations - Canada

Key Points

- Results impacted by deferral of Prudential demutualisation (now end Q1 '02)
- Corporate Trust business affected by reduction in volume of new debt insuance activity - had anticipated an increase given lower interest rates
- Major corporate actions: Gulf / Connoco and Canadian Hunter/Burlington Resources
- Consolidation of operations to Toronto with savings of 150 staff due for completion in June '02

Outlook

- Corporate actions activity to remain subdued
- Interest rates remain at record lows
- Increase in cross-border trading activities
- Expense containment to continue

Regional Operations - Hong Kong

Key Points

- Conversion to SCRIP will be completed by May 02
- Processed in the UK major IT savings
- Training and support from Australia

Outlook

- Gateway to China
- New settlement system proposed similar to Australia will create opportunities for new business and acquisitions
- MTR second tranche scheduled Q3

Analytics

Key Points

Over the last six months, Computershare Analytics, the investor relations and market intelligence arm of Computershare, finalised the integration of Citywatch Ltd and Financial Data Concepts LLC, into Analytics

- The rollout of a unique multi-register shareholder analysis service, the Global Equity Monitor, to DLC's and other multinationals with multiple registers, including ADR programms
- Commencement of development work on a global shareownership database and the collection of European and Asian holdings information
- The rollout of an online investor relations tool product, called IRtrack, in the USA and Australia
- The development and rollout of Director's Trading Alert Service for the Australian market, to assist issuers comply with new disclosure requirements under Listing Rule 3.19A and 3.19B
- Extension of the proxy solicitation and takeover acceptance service utilising the national call centre of CIS in Melbourne.

Analytics cont.

Outlook

- Possible sale of shareownership and market intelligence data to major stock exchanges and information vendors
- Expand global offering of Analytics with possible acquisitions
- The proxy solicitation and takeover acceptance services in the UK
- Rollout of IRtrack product in the UK
- Strong interest in and sales of Global Equity Monitor, the multi-register analysis product for multinationals

Outlook for FY 2002

- At present market conditions do not show any signs of sustained or significant recovery in activity levels
- On this basis it is likely that the full year results for the group on an existing business basis will be within the following ranges:
  - Revenue between $753.0m and $775.0m
  - EBITDA in the range of $145.0m to $152.0m
  - NPAT result between $56.0m and $60.0m (based on lower than expected borrowing costs and more effective group tax planning)
- Any modest recovery in corporate actions or increases in interest rates would quickly push the expectations towards the top of the range

Priorities

- Increase focus on customer service levels
- Maximise cross-selling (ESP, Analytics, Document Services) opportunities locally & globally
- Maintain competitive advantage in established markets (benchmark performance)
- Increase quality of management reporting function
- Continue to implement cost saving initiatives
- Enhance treasury management expertise
- Implement a pro-active investor relations programme

Acquisition Strategy

- Established criteria for technology synergistic acquisitions
- Look to achieve economies of scale through merging businesses into existing operations (ie. BT Registries in Australia)
- Disciplined approach - historically able to 'walk away'
- Primary targets - North American and European markets
- Believe market conditions will provide well priced opportunities in the short term
- Currently looking at a number of acquisition & joint venture opportunities

Introduction to a New Market - UK Experience

0 - 18 months	18 - 30 months	30 - 36 months	36 - 42 months
• Existing system review • SCRIP design specs • SCRIP development • Register clean up →	• SCRIP migration and conversion of accounts	• Staffing re-org. • Training • Client service review • New clients	• Consolidate and drive business efficiencies and growth

Future Benefits

- Expertise developed in systems design and technology and registry staff
- Ability to export expertise to US and Canada to reduce time frames
- Ability to attract high calibre local management to expand business opportunities (Iain Saville)

Computershare

Interim Results 2002

26 February 2002

MARKET ANNOUNCEMENT

COMPUTERSHARE LIMITED (ASX:CPU)

RESULTS FOR SIX MONTHS ENDED 31 DECEMBER 2001

MAIN FEATURES

- Half year revenue up 17% to $396.5 million from $339.6 million
- Half year expenses (excluding technology services) up 11% to $310.7 million
- Technology services expenditure up 57% to $46.3m. Development expenditure continues to be conservatively expensed
- EBITDA up 1% to $73.0 million from $71.9 million (excludes one off adjustments)
- Net profit attributable to members up 34% to $24.5 million from $18.3 million (after one off adjustments)

(comparisons are to the six-month period ended 31 December 2000)

26 FEBRUARY 2002

Copies of the Half-Yearly Report and Results Presentation are available for download at www.computershare.com

MARKET ANNOUNCEMENT

SYDNEY, 26 FEBRUARY, 2002 - The world's largest and only global share registrar (transfer agent), Computershare Limited (ASX:CPU), today reported an operating profit before tax of $39.4m for the six months ended 31 December 2001, achieved on revenues of $396.5m.

Computershare CEO, Chris Morris said that the result reflected the continuing strengthening of the core share registry business which has been adversely affected by the global slow down in corporate actions activity in the latter part of the period, with interest rates at 40 year lows.

"Despite the impact of difficult market conditions on our share registry revenue growth, the company executed significant cost reduction initiatives and at the same time funded necessary technology investments for the future," Mr Morris said.

Profit forecast – 9 January, 2002

On January 9, the company issued a revised forecast for its earnings (EBITDA) for the half year in light of the deterioration in global market conditions, stating that it anticipated EBITDA would be in line with the previous corresponding period.

As stated above, before any one off adjustments, the group's earnings before interest, tax, depreciation and amortisation (EBITDA) increased by 1% to $73.0m (2000: $71.9m).

Mr Morris explained that since this announcement, the company had undertaken a thorough review of its internal management systems and financial controls. Immediate enhancements such as improved internal reporting mechanisms have been made, with further improvements over the longer term considered a key priority by senior management:

"What was also apparent from the market's reaction to our profit announcement was that we had not fully explained our northern hemisphere business model in respect to the composition of earnings derived from both fees and margin income.

"In response to this we have sought to expand our financial disclosure in these results and are committed to helping the market fully understand our business, assess our performance and appropriately value our growth potential on an ongoing basis.

"Whilst our global strategy has been delivering results, there is no doubt that the current market conditions have renewed our focus on the corporate disciplines required to drive organic growth.

"Given the effectiveness of our cost reduction initiatives over the last 6 months, I believe the company is now in an even stronger position to deliver long term value for our shareholders," Mr Morris said.

Outlook for Financial Year 2002

Mr Morris noted that present market conditions did not show any signs of a sustained or significant recovery in activity levels and on this basis it was likely that the full year results for the group on an existing business basis would be within the following ranges:

- Revenue will be between $753.0m and $775.0m
- EBITDA is expected to be in the range of $145.0m to $152.0m.
- Net Profit after Tax (NPAT) result is likely to be between $56.0m and $60.0m based on lower than expected borrowing costs and more effective group planning

Mr Morris also noted that any modest recovery in corporate actions or increases in interest rates would quickly push the expectations towards the top of the range.

For the full year ended 30 June 2001 the group recorded revenues of $754.3m, an EBITDA (before non-recurring items) of $151.6m and Net Profit after tax (before non-recurring items) of $58.2m.

Mr Morris said that it was important for the FY 2002 anticipated results to be viewed in context, as never before was the company under such a critical expansion phase as it seeks to establish its proprietary software, the SCRIP system, in the growth markets of the United States, Canada and Hong Kong:

"At this point we are on track for SCRIP to be live in all 3 regions by end 2002, which means that our truly global registry model will be set to deliver efficiencies and benefits to our clients across the regions in which they operate.

"However as the company intends to maintain its conservative accounting policy to expense all technology development in the year it is incurred, it is expected that should market conditions remain unchanged, our critical expansion phase may come at the expense of short-term operating profit growth," he said.

Following the company's recent successful expansion into the UK market, market observers would have seen the competitive advantage and increase in market share that has been derived from the implementation of Computershare technology and integrated services that will deliver longer-term benefits.

"Whilst the deterioration of market conditions has adversely affected our short-term profit growth, the timing of the current downturn in corporate actions activity has, however, provided a window of time in which to develop and install our new systems in our North American and Hong Kong operations.

"This means we will be well placed, with superior technology and experienced staff, to take advantage of the major opportunities that will occur in these markets when conditions improve," Mr Morris said.

About Computershare

Computershare Limited is a leading financial services and technology provider for the global securities industry, providing services and solutions to listed companies, investors, employees, exchanges and other financial institutions.

It is the largest and only global share registry (or transfer agent), managing more than 68 million shareholder accounts for over 7,500 corporations in ten countries on five continents, and it provides sophisticated trading technology to financial markets in each major time zone.

Founded in Australia in 1979 and headquartered in Melbourne, Computershare employs more than 5,000 people worldwide.

For further information:

Christine Godfrey Investor Relations Tel: (02) 8234 5456 Mobile: 0418 536 332	or	Margaret Sutherland Media Relations Tel: (03) 9611 5750 Mobile: 0438 012 406

FINANCIAL SUMMARY

A comparison to the equivalent period last year demonstrates the continuing growth of the business in the past 12 months.

	6 mths to Dec 2001 $ millions	6 mths to Jun 2001 $ millions	6 mths to Dec 2000 $ millions
Revenue	396.5	414.7	339.6
EBITDA before one off adjustment	72.99	79.68	71.92
One off adjustment – Write down in the value of investment in E Trade	0.00	8.01	13.25
EBITDA post adjustment	72.99	71.67	58.67
Profit before tax	39.40	42.86	32.92
Net profit attributable to members of the parent	24.47	20.46	18.27
Dividend per share (cents)	½	½	½
EPS - basic (cents)	4.3	3.8	3.4

SUMMARY FINANCIAL COMMENTARY

Revenue Analysis

	6mths Dec 2001 $'000s	6mths June 2001 $'000s	6mths Dec 2000 $'000s
Registry Maintenance	185,533	181,452	162,829
Non-Registry Sales/Fees	68,869	67,969	37,662
Corporate Actions	32,580	36,165	38,666
Margin Income	41,907	49,833	46,930
Interest Income	2,476	2,024	1,639
Recoveries	59,478	69,423	45,066
Other	5,633	7,859	6,801
Total	**396,476**	**414,725**	**339,593**

While basic register maintenance income grew by 2% over the preceding six month period, both Corporate Actions and Margin income declined reflecting lower corporate activity and interest rates at historically low levels. In a predominantly fixed cost business the impact of the revenue decline has translated through to the bottom line.

Expense Analysis

	6mths Dec 2001 $'000s	6mths June 2001 $'000s	6mths Dec 2000 $'000s
Direct Services	271,314	286,734	234,927
Technology Services	46,342	35,803	29,568
Corporate Services	5,830	7,188	4,718
Depreciation & Amortisation	26,716	26,558	19,760
Borrowing Costs	6,878	8,411	5,991
Write-down Investment in Etrade	0	8,014	13,250
Total	**357,080**	**372,708**	**308,214**

The six months to 31 December 2001 saw a significant increase in technology spend across the group as crucial development and implementation projects in North America and Asia were accelerated to ensure timely completion. Labour makes up approximately 55% of the group's cost structure and significant labour efficiency improvements were made in the registry businesses with associated headcount reductions. The results to 31 December 2001 include a $3.5m redundancy expense.

TAXATION

The headline effective tax rate has fallen from 44.5% (as at 30 June 2001) to 38.6% and the underlying effective tax rate adjusted for non-recurring items, the benefit of tax losses not booked and non-deductible goodwill charges fallen from 30.9% to 26.5%. The improved result is primarily due to a reduction of tax rates in Australia and Canada, a critical examination of the group's qualifying research and development activities and expenditure and limiting inefficient transactions to the extent possible.

Computershare has conservatively not booked the benefit of some $8.8m of income tax losses and a further $18.3m of capital losses. The benefit of these losses will be reflected in lower tax expense in future periods when their recovery is virtually certain.

CASH FLOW / FINANCING

Improved working capital management enabled Cashflow from Operations to increase by $10.0m to $51.3m for the half. Debtors days outstanding was cut from 75days at 30 June to 62 days at 31 December 2001.

At present the group has financing capacity of approximately $225m within its existing financing facilities and available cash resources.

REVIEW OF OPERATIONS

Mr. Chris Morris, CEO, noted that the results six months to December 2001 represented a significant achievement for the group given the volatility of financial markets and world economic conditions. He noted that these factors impacted the business through subdued corporate actions and lower margin income, although growth was experienced in core registry maintenance and non-registry businesses. He also noted that Computershare Technology Services had been extremely active as it implemented technology and infrastructure to support the expansion of the global registry network. The workload on Computershare Technology Services had necessitated an increase in personnel and costs in the CTS business.

Australia & New Zealand Business Review

Key Points

- Trading activity reasonably strong however IPO's well down
- Won 60% of Australian IPO's in the period
- Re-aligned business activities from a state based operation to a national functional base
- Centralised Investor Contact Centre (200 seats) now fully operational
- Roll-out of 'Workflow' across all offices continuing
- Transition of existing registry clients to CPM model

Outlook

- Market conditions to remain unchanged
- Primary focus to renew efforts in service commitments and consistency of processes
- Anticipate continued growth in ESP business

UK and Ireland Business Review

Key Points

- Result affected by reduction in corporate action activity and lower interest rates
- Major new business: Registry: Allied Domecq, Iceland, Somerfield, Rio Tinto, First Active
  ESP: BP, mmO2, National Grid
- Cost reduction program continuing with redundancy costs ($3.0m) expensed this period

Outlook

- Anticipate increase in fund raising issues and IPOs in Q4
- Positive financial impact of new business in 2nd half
- Reduction in personnel costs attributed to retrenchments
- Appointment of Iain Saville (CEO UK/Europe) will boost profile of CPU and deepen market relationships

South Africa Business Review

Key Points

- Results effected by STRATE
- Competition decision due 11/4 re Mercantile
- Planning for integration of Mercantile business well progressed when completed will deliver major cost savings
- Workflow planned for Q3 02

Outlook

- Telkom float
- Obtain 50% of major analytics business in SA which will add to our global offering
- Efficiencies will be delivered when STRATE operation risk reduced with introduction of book entry settlement

US Business Review

Key Points

- Registry results affected by substantial reduction in corporate actions activity (M&A, stock splits & IPOs)
- Significant positive EBITDA contribution from ESP business
- ESP: Converted 850,000 participant accounts to SCRIP & maintained re-appointments
- Shareholder Survey: Service level improvement of 30% to 90%
- Issuer Survey: Increased satisfaction level by 40%
- Reduced workforce by 35% (saving US$ 3.5m p.a)

Outlook

- Market conditions to remain subdued and affect corporate actions revenue
- Major opportunities when SCRIP is live
- Corporate disclosure - major confidence overhang in the market
- Anticipate continued growth in ESP business
- Ongoing efficiency management and controls

Canada Business Review

Key Points

- Results impacted by deferral of Prudential demutualisation (now end Q1 '02)
- Corporate Trust business affected by reduction in volume of new debt issuance activity - had anticipated an increase given lower interest rates
- Major corporate actions: Gulf/ Connoco and Canadian Hunter/Burlington Resources
- Consolidation of operations to Toronto with savings of 150 staff due for completion in June '02

Outlook

- Corporate actions activity to remain subdued
- Interest rates remain at record lows
- Increase in cross-border trading activities
- Expense containment to continue

Hong Kong Business Review

Key Points

- Conversion to SCRIP will be completed by May 02
- Processed in the UK major IT savings
- Training and support from Australia

Outlook

- Gateway to China
- New settlement system proposed similar to Australia with opportunities for new business and acquisitions
- MTR second tranche scheduled Q2

Computershare Analytics

Key points

Over the last six months, Computershare Analytics, the investor relations and market intelligence arm of Computershare, finalised the integration of Citywatch Ltd and Financial Data Concepts LLC, into Analytics. Other highlights included:

- The rollout of a unique multi-register shareholder analysis service, the *Global Equity Monitor*, to DLC's and other multinationals with multiple registers, including ADR programmes
- Commencement of development work on a global shareownership database and the collection of European and Asian holdings information
- The rollout of an online investor relations tool product, called IRtrack, in the US and Australia
- The development and rollout of a Director's Trading Alert Service for the Australian market, to assist issuers comply with new disclosure requirements under Listing Rule 3.19A and 3.19B
- Extension of the proxy solicitation and takeover acceptance service utilising the Computershare's national Investor Contact Centre in Melbourne

Outlook

- Possible sale of shareownership and market intelligence data to major stock exchanges and information vendors
- Expand global offering of Analytics with possible acquisitions
- The proxy solicitation and takeover acceptance services in the UK
- Rollout of IRtrack product in the UK
- Strong interest in and sales of *Global Equity Monitor*, the multi-register analysis product for multinationals

Computershare Technology Services (CTS)

Key Points

- The CTS business encompasses all the group's technology development expenses, technology bureau income and costs and financial markets software operations.
- For the half year ended 31 December 2001 total CTS expenses rose by $10.5m over the spend in the second half of the 2001 financial year.
- This increase in costs is a direct result of major projects such as:
  - Development and implementation of an ESPP system for US Plan Managers
  - Development of a Global Options System
  - Development and implementation of SCRIP in US, Hong Kong and Canadian markets
  - Set up of communications and data infrastructure for North America

Outlook

- The massive investment in technology is expected to start to show returns from September 2002 as significant legacy systems and costs are removed from the US and Canadian businesses.
- It is expected that the annual savings will be in excess of $20.0m.
- Mr Morris noted more importantly that the implementation of SCRIP in North America will remove the last competitive disadvantage that that business has in gaining new large North American corporates as clients.

RECENT DEVELOPMENTS

Joint Venture with Deutsche Borse

In December, Computershare announced that it had taken a 49% interest in a newly formed joint venture with Deutsche Borse to offer share registration and related services in the German market and at a later stage in continental Europe.

"Whilst this transaction was not immediately earnings accretive its primary significance lies in the fact that we have now formed a synergistic working relationship with the largest European exchange organization and that this will enable us to revolutionise service quality and product innovation, creating a registered shares offering to the German market that will be significantly more efficient and user-friendly for issuers and investors. This is the platform for our European expansion." Mr Morris said.

Mr Morris also noted that since the announcement of this joint venture, the profile of Computershare in Europe had substantially increased generating some other important strategic acquisition and joint venture opportunities.

Acquisition of Mercantile Registrars (South Africa)

In November of last year, Computershare also announced the acquisition of the Mercantile Registrars business in South Africa. Once again, this acquisition demonstrated our ability to successfully identify businesses where substantial economies of scale can be derived by the merging new businesses with existing operations.

"In addition, with the implementation of Computershare's proven technological expertise, we were able to execute the successful transition of the South African share registration business from its paper based origins to the STRATE electronic settlement environment, thus creating optimal market exposure for Computershare and further opportunities," said Mr Morris.

ACQUISITION OPPORTUNITIES

Mr Morris noted that the group was currently evaluating a number of acquisition and joint venture opportunities for the group. He noted that Computershare was in an advantageous position of being cashed up and that vendors valuation expectations had been moderated by the current market conditions. Mr Morris commented that Computershare had recently dismissed several opportunities which did not offer the necessary degree of strategic fit or an appropriate valuation.

INTERIM DIVIDEND

As Mr. Morris explained earlier, the company is currently in a major expansion phase during a period of difficult market conditions. Accordingly, the Board has considered that at this stage is would be prudent to maintain the interim dividend at a rate of ½cent per share which will be fully franked. It is the Board's intention however, that as circumstances change the company's dividend policy will be reviewed accordingly.

The record date for shareholders entitled to the dividend is 13 March 2002 with a payment date of 20 March 2002.

Rules 4.1, 4.3

Appendix 4B (rule 4.13(b))

Half yearly report

Introduced 1/7/2000. Amended 30/9/2001.

Name of entity
COMPUTERSHARE LIMITED

ABN	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
005 485 825	√		31 DECEMBER 2001

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	Up	17%	to	396,476
Profit (loss)from ordinary activities after tax (before amortisation of goodwill) attributable to members *(item 1.20)*	Up	40%	to	36,378
Profit (loss) from ordinary activities after tax attributable to members (*item 1.23*)	Up	34%	to	24,474
Profit (loss) from extraordinary items after tax attributable to members (*item 2.5(d))*	gain (loss) of			
Net profit (loss) for the period attributable to members *(item 1.11)*	up	34%	to	24,474

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only – item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	1/2¢	1/2¢
Previous corresponding period *(Preliminary final report – item 15.5; half yearly report - item 15.7)*	1/2¢	1/2¢

+ See chapter 19 for defined terms.

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*	13 MARCH 2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Consolidated profit and loss account

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities	396,476	339,593
1.2	Expenses from ordinary activities *(see items 1.24 + 12.5 + 12.6)*	(350,202)	(302,223)
1.3	Borrowing costs	(6,878)	(5,991)
1.4	Share of net profit (loss) of associates and joint venture entities *(see item 16.7)*	-	1,542
1.5	**Profit (loss) from ordinary activities before tax**	**39,396**	**32,921**
1.6	Income tax on ordinary activities *(see note 4)*	(15,211)	(11,264)
1.7	**Profit (loss) from ordinary activities after tax**	**24,185**	**21,657**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**24,185**	**21,657**
1.10	Net profit (loss) attributable to outside +equity interests	(289)	3,388
1.11	**Net profit (loss) for the period attributable to members**	**24,474**	**18,269**

Consolidated retained profits

1.12	Retained profits (accumulated losses) at the beginning of the financial period	83,993	50,733
1.13	Net profit (loss) attributable to members *(item 1.11)*	24,474	18,269
1.14	Net transfers to and from reserves	-	-
1.15	Net effect of changes in accounting policies	-	-

+ See chapter 19 for defined terms.

1.16	Dividends and other equity distributions paid or payable	(3,579)	(2,723)
1.17	**Retained profits (accumulated losses) at end of financial period**	**104,888**	**66,279**

Profit restated to exclude amortisation of goodwill

		Current period $A'000	Previous corresponding period $A'000
1.18	Profit (loss) from ordinary activities after tax before outside equity interests (*items 1.7*) and amortisation of goodwill	36,089	29,313
1.19	Less (plus) outside +equity interests	(289)	3,388
1.20	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	36,378	25,925

Profit (loss) from ordinary activities attributable to members

		Current period $A'000	Previous corresponding period $A'000
1.21	Profit (loss) from ordinary activities after tax (*item 1.7*)	24,185	21,657
1.22	Less (plus) outside +equity interests	(289)	3,388
1.23	**Profit (loss) from ordinary activities after tax, attributable to members**	**24,474**	**18,269**

+ See chapter 19 for defined terms.

Revenue and expenses from ordinary activities

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6.

		Current period $A'000	Previous corresponding period $A'000
1.24	Details of revenue and expenses		
	Revenues:		
	Sales revenue	390,631	327,809
	Other revenue from ordinary activities	5,845	11,784
	Total revenues	**396,476**	**339,593**
	Expenses:		
	Direct services	271,314	234,927
	Technology services	46,342	29,568
	Corporate services	5,830	4,718
	Depreciation and amortisation	26,716	19,760
	Write-down investment in E*Trade ('ETR')	0	13,250
	Total Expenses (excluding borrowing costs)	**350,202**	**302,223**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000 (c)	Amount (after tax) attributable to members $A'000 (d)
2.1	Amortisation of goodwill	14,950	3,046	93	11,811
2.2	Amortisation of other intangibles	190	57	0	133
2.3	**Total amortisation of intangibles**	**15,140**	**3,103**	**93**	**11,944**
2.4	Extraordinary items (details)	0	0	0	0
2.5	**Total extraordinary items**	**0**	**0**	**0**	**0**

+ See chapter 19 for defined terms.

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.23 in the half yearly report)	Not applicable	Not applicable
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	Not applicable	Not applicable

Consolidated balance sheet

		At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	92,682	66,276	51,621
4.2	Receivables	157,693	160,927	155,214
4.3	Investments	103	152	17
4.4	Inventories	3,772	5,218	5,780
4.5	Other (provide details if material)	13,470	11,507	8,388
4.6	**Total current assets**	**267,720**	**244,080**	**221,020**
	Non-current assets			
4.7	Receivables	1,319	709	7
4.8	Investments (equity accounted)	-	-	39,464
4.9	Other investments	8,150	8,096	18,055
4.10	Inventories	-	-	-
4.11	Exploration and evaluation expenditure capitalised (see para .71 of *AASB 1022*)	-	-	-
4.12	Development properties (+mining entities)	-	-	-
4.13	Other property, plant and equipment (net)	135,367	118,878	104,250
4.14	Intangibles (net)	2,407	2,143	307
4.15	Intangibles – goodwill	489,267	502,473	392,787
4.15	Other – deferred tax assets	27,096	27,615	22,133
4.16	**Total non-current assets**	**663,606**	**659,914**	**577,003**
4.17	**Total assets**	**931,326**	**903,994**	**798,023**
	Current liabilities			
4.18	Payables	113,092	98,316	90,762
4.19	Interest bearing liabilities	1,380	2,486	9,231
4.20	Provisions	40,907	64,336	60,748

+ See chapter 19 for defined terms.

4.21	Other – deferred settlement on acquisition	10,353	22,156	32,501
4.22	**Total current liabilities**	**165,732**	**187,294**	**193,242**
	Non-current liabilities			
4.23	Payables		-	-
4.24	Interest bearing liabilities	109,772	230,130	177,957
4.25	Provisions	14,309	13,044	8,517
4.26	Other (provide details if material)	1,032	624	-
4.27	**Total non-current liabilities**	**125,113**	**243,798**	**186,474**
4.28	**Total liabilities**	**290,845**	**431,092**	**379,716**
4.29	**Net assets**	**640,481**	**472,902**	**418,307**

Consolidated balance sheet continued

	Equity			
4.30	Capital/contributed equity	508,601	354,603	332,780
4.31	Reserves	24,818	30,778	15,711
4.32	Retained profits (accumulated losses)	104,888	83,993	66,279
4.33	**Equity attributable to members of the parent entity**	**638,307**	**469,374**	**414,770**
4.34	Outside +equity interests in controlled entities	2,174	3,528	3,537
4.35	**Total equity**	**640,481**	**472,902**	**418,307**
4.36	Preference capital included as part of 4.33	**147,301**	-	-

Exploration and evaluation expenditure capitalised

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-

+ See chapter 19 for defined terms.

5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.11)*	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-
6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*	-	-

Consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	408,612	303,175
7.2	Payments to suppliers and employees	(322,667)	(252,809)
7.3	Dividends received from associates		550
7.4	Other dividends received	266	156
7.5	Interest and other items of similar nature received	1,951	2,076
7.6	Interest and other costs of finance paid	(6,695)	(6,118)
7.7	Income taxes paid	(26,582)	(17,180)
7.8	Other -Australian GST paid	(3,242)	(2,759)
7.9	**Net operating cash flows**	**51,643**	**27,091**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(28,477)	(19,861)
7.11	Proceeds from sale of property, plant and equipment	91	121
7.12	Payment for purchases of equity investments	(25)	(15,096)

+ See chapter 19 for defined terms.

7.13	Proceeds from sale of equity investments	-	889
7.14	Loans to other entities	(1,953)	(307)
7.15	Loans repaid by other entities	25	15
7.16	Other (provide details if material)		
	Security deposit on premises	1,200	(1,200)
	Payment for intangible assets on acquisition of Businesses/controlled entities	(25,655)	(27,913)
	Other	-	263
7.17	**Net investing cash flows**	**(54,794)**	**(63,089)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.) – Ordinary shares	6,696	4,759
	Proceeds from issues of +securities (shares, options, etc.) – Preference shares	147,302	-
7.19	Proceeds from borrowings	19,000	120,001
7.20	Repayment of borrowings	(138,982)	(22,586)
7.21	Dividends paid	(2,738)	(2,688)
7.22	Other (provide details if material)	-	(544)
7.22	Repayment of borrowings – Settlement of deferred acquisition Canada	-	(62,404)
7.23	**Net financing cash flows**	**31,278**	**36,538**
7.24	**Net increase (decrease) in cash held**	28,127	**540**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	65,453	47,533
7.26	Exchange rate adjustments to item 7.25.	(898)	3,133
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**92,682**	**51,206**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

None

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'000	Previous corresponding period - $A'000
8.1 Cash on hand and at bank	57,978	44,506
8.2 Deposits at call	34,704	7,115
8.3 Bank overdraft	-	(415)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period *(item 7.27)*	**92,682**	**51,206**

Ratios	Current period	Previous corresponding Period
9.1 **Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue *(item 1.1)*	10%	10%
9.2 **Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.9)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.33)*	4%	4%

Earnings per security (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with *AASB 1027: Earnings per Share*		
(a) Basic EPS	4.3 cents	3.4 cents
(b) Diluted EPS (if materially different from (a))	4.4 cents	3.3 cents
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	549,819,774	536,930,553

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	(6) cents	1 cent

+ See chapter 19 for defined terms.

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'000	Previous corresponding period - $A'000
12.1	Interest revenue included in determining item 1.5	2,476	1,886
12.2	Interest revenue included in item 12.1 but not yet received (if material)	1,683	12
12.3	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4	Outlays (except those arising from the +acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5	Depreciation and amortisation (excluding amortisation of intangibles)	11,538	9,784
12.6	Other specific relevant items not shown in item 1.24 *(see note 15)*		
	Write-down investment in E*Trade ('ETR')	0	13,250

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Not applicable
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was +acquired	Not applicable
13.3	Date from which such profit has been calculated	Not applicable
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	Not applicable

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Not applicable

+ See chapter 19 for defined terms.

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	Not applicable
14.3	Date to which the profit (loss) in item 14.2 has been calculated	Not applicable
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	Not applicable

+ See chapter 19 for defined terms.

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Not applicable

Reports for industry and geographical segments

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Segments

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5)

Segment assets)
Unallocated assets)
Total assets (*equal to item 4.17*))

Comparative data for segment assets should be as at the end of the previous corresponding period.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	20 MARCH 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	13 MARCH 2002
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/a

Amount per security

		Amount per security	Franked amount per security 30% tax (34% prior year)	Amount per security of foreign source dividend
15.4	*(Preliminary final report only)* **Final dividend:** Current year	N/a	N/a	N/a

+ See chapter 19 for defined terms.

15.5	Previous year	N/a	N/a	N/a
15.6	*(Half yearly and preliminary final reports)* **Interim dividend:** Current year	1/2 ¢	1/2 ¢	
15.7	Previous year	1/2 ¢	1/2 ¢	

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	N/a	N/a
15.9	Preference +securities	N/a	N/a

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities	2,766	2,723
15.11	Preference +securities	813	-
15.12	Other equity instruments	-	-
15.13	**Total**	**3,579**	**2,723**

The +dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the +dividend or distribution plans

N/A

Any other disclosures in relation to dividends (distributions)

The Preference dividend represents an accrual from 26 November 2001 to 31 December 2001 in relation to the $150 mil reset preference share capital issue made by the Company. It is anticipated these dividends will be payable on 31 May 2002.

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before income tax	0	5,064
16.2	Income tax on ordinary activities	0	(997)
16.3	**Profit (loss) from ordinary activities after income tax**	0	4,067
16.4	Extraordinary items net of tax	0	-
16.5	**Net profit (loss)**	0	4,067
16.6	Outside +equity interests	0	(2,525)
16.7	**Net profit (loss) attributable to members**	**0**	**1,542**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period - $A'000	Previous corresponding period- $A'000
Central Registration Hong Kong Limited*	100%	50%	-	1,708
Chelmer Limited**	50%	50%	-	(166)
*Consolidated from 1 March 2001 **This investment is now written down to zero.				
17.2 Total				1,542
17.3 Other material interests				

+ See chapter 19 for defined terms.

E*Trade Securities Limited	11.837%	13.12%	N/A	N/A
17.4 Total				

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** Reset Preference Shares	1,499,620	1,499,620		
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	1,499,620	1,499,620		
18.3	**+Ordinary securities**	553,104,609	553,104,609		
18.4	Changes during current period (a)Increases through issues				
	Employee Options	644,000	644,000	0.473	0.478
	Employee Options	50,000	50,000	0.728	0.728
	Employee Options	1,000,000	1,000,000	0.975	0.975
	Employee Options	1,410,000	1,410,000	0.983	0.983
	Employee Options	240,000	240,000	1.368	1.368
	Employee Options	12,000	12,000	1.393	1.393
	Employee Options	1,750,000	1,750,000	1.757	1.757
	Employee Options	375,000	375,000	1.758	1.758
	Employee Options	11,213	11,213	3.081	3.081
	(b) Decreases through returns of capital, buybacks				0
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-

+ See chapter 19 for defined terms.

18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
18.7	**Options** *(description and conversion factor)*			*Exercise Price*	*Expiry date (if any)*

+ See chapter 19 for defined terms.

	Employee options	252,000	252,000	0.478	0.478
	Employee options	400,000	400,000	0.903	0.903
	Employee options	465,000	465,000	0.983	0.983
	Employee options	288,000	288,000	1.368	1.368
	Employee options	152,000	152,000	1.393	1.393
	Employee options	80,000	80,000	1.438	1.438
	Employee options	794,000	794,000	1.758	1.758
	Employee options	72,000	72,000	2.233	2.233
	Employee options	920,488	920,488	3.083	3.083
	Employee options	122,000	122,000	3.500	3.500
	Employee options	188,000	188,000	4.420	4.420
	Employee options	200,000	200,000	4.500	4.500
	Employee options	42,653	42,653	5.820	5.820
	Employee options	96,500	96,500	5.940	5.940
	Employee options	5,112,500	5,112,500	5.950	5.950
	Employee options	62,750	62,750	6.150	6.150
	Employee options	80,000	80,000	6.650	6.650
	Employee options	38,500	38,500	6.690	6.690
	Employee options	4,165,900	4,165,900	6.830	6.830
	Employee options	177,250	177,250	6.910	6.910
	Employee options	1,088,250	1,088,250	7.100	7.100
	Employee options	600,000	600,000	7.350	7.350
	Employee options	110,000	110,000	7.400	7.400
	Employee options	344,000	344,000	7.850	7.850
	Employee options	20,000	20,000	7.920	7.920
	Employee options	71,000	71,000	7.950	7.950
	Employee options	109,000	109,000	7.970	7.970
	Employee options	1,644,500	1,644,500	8.000	8.000
	Employee options	71,200	71,200	9.186	9.186
18.8	Issued during current period				
	Employee options	96,500	96,500	5.940	5.940
	Employee options	5,032,500	5,032,500	5.950	5.950
	Employee options	62,750	62,750	6.150	6.150
	Employee options	600,000	600,000	7.350	7.350
18.9	Exercised during current period				
	Employee options	644,000	644,000	0.478	0.478
	Employee options	50,000	50,000	0.728	0.728
	Employee options	1,000,000	1,000,000	0.975	0.975
	Employee options	1,410,000	1,410,000	0.983	0.983
	Employee options	240,000	240,000	1.368	1.368
	Employee options	12,000	12,000	1.393	1.393
	Employee options	1,750,000	1,750,000	1.757	1.757
	Employee options	375,000	375,000	1.758	1.758
	Employee options	11,213	11,213	3.081	3.081
18.10	Expired during current period				
18.11	**Debentures** *(totals only)*				

+ See chapter 19 for defined terms.

18.12	**Unsecured notes** *(totals only)*		

Comments by directors

Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

Basis of accounts preparation

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Please refer to attached market announcement

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

+ See chapter 19 for defined terms.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

At the date of this report and prior to the payment of the interim dividend, the company had $100,059,145 of franking credits available for payment of franked dividends.

Changes in accounting policies since the last annual report are disclosed as follows.
(Disclose changes in the half yearly report in accordance with AASB 1029: Half-Year Accounts and Consolidated Accounts. Disclose changes in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure.)

None

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	Not applicable
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	Not applicable

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Not applicable
Date	Not applicable
Time	Not applicable
Approximate date the +annual report will be available	Not applicable

+ See chapter 19 for defined terms.

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

- ☐ The +accounts have been audited.
- ☐ The +accounts have been subject to review.
- ✓ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.

Sign here: .Darryl Corney.................................... Date: ..26 February 2002
(Company Secretary)

Print name: .Darryl Corney...

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

+ See chapter 19 for defined terms.

3. **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of financial performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.

5. **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts,* and *AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets.* If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029* and paragraph 11 of *AASB 1030: Application of Accounting Standards etc.*

6. **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows.* Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026.* +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

+ See chapter 19 for defined terms.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10. **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13. **Corporations Act financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15. **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. the term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX.

16. **$ Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

+ See chapter 19 for defined terms.

+ See chapter 19 for defined terms.

ATTACHMENT TO APPENDIX 4B - HALF YEARLY REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2001

RECONCILIATION OF TAX EXPENSE

OPERATING PROFIT	**$000's**

The prima facie income tax expense on operating profit is reconciled to income tax expense in the profit and loss account as follows:

Operating profit	39,396
Prima facie income tax thereon at 30%	11,819
Tax effect of permanent differences:	
Depreciation not deductible	100
Amortisation of goodwill	2,306
Non deductible provisions	591
Research and Development allowance	(456)
Effect of different tax rates on overseas income - Canada	1,099
Effect of different tax rates on overseas income - other	(1,126)
Benefit of tax losses not brought to a/c	2,483
Underprovision/(overprovision) in prior period	(1,043)
Other	221
	15,994
Effect of change in tax rate - other	(782)
Income tax expense on operating profit	**15,212**

Darryl Corney
Company Secretary

+ See chapter 19 for defined terms.

SEGMENT INFORMATION

PRIMARY BASIS - Business Segments
December-01

Major business segments	Analytics Services $000's	Corporate $000's	Document Services $000's	Investor Services $000's	Plan Services $000's	Technology Services $000's	Unallocated $000's	Eliminations $000's	Consolidated Total $000's
Revenue									
External revenue	5,385	511	21,054	316,497	31,466	19,572	1,991	0	396,476
Intersegment revenue	16	53,912	20,917	2,428	0	39,125	0	(116,397)	0
Total revenue	5,401	54,423	41,971	318,924	31,466	58,697	1,991	(116,397)	396,476
Share of net profit of associates	0	0	0	0	0	0	0	0	0
Total segment revenue	5,401	54,423	41,971	318,924	31,466	58,697	1,991	(116,397)	396,476
Segment Result									
Profit/(loss) from ordinary activities before income tax	(288)	(7,797)	3,483	29,706	7,433	4,341	(272)	2,791	39,396
Income tax expense									(15,211)
Profit from ordinary activities after income tax									24,185
Depreciation	76	181	1,561	5,876	107	5,896	(1)	(3,261)	10,435
Amortisation - Goodwill	486	0	420	11,768	1,534	741	0	0	14,950
Non-cash expenses other than depreciation	0	589	0	741	0	0	1	0	1,331
Liabilities									
Total segment liabilities	2,062	141,985	9,626	97,201	280	8,784	42,332	(11,426)	290,845
Assets									
Total segment assets	23,562	693,879	41,943	700,055	62,168	39,823	27,096	(657,200)	931,326
Carrying value of investments in associates included in segment assets	0	0	0	0	0	0	0	0	0
Segment assets acquired during the reporting period									
Investments	0	0	0	0	0	0	0	0	0
Property, plant & equipment	58	365	3,302	20,354	0	4,398	0	0	28,477
Intangibles	0	0	0	0	0	0	0	0	0
Loan establishment costs	0	0	0	0	0	0	0	0	0
	58	365	3,302	20,354	0	4,398	0	0	28,477

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS

SEGMENT INFORMATION

PRIMARY BASIS - Business Segments

December-00

Major business segments	Analytics Services $000's	Corporate $000's	Document Services $000's	Investor Services $000's	Plan Services $000's	Technology Services $000's	Unallocated $000's	Eliminations $000's	Consolidated Total $000's
Revenue									
External revenue	885	2,329	19,707	293,840	2,972	17,076	2,784	0	339,593
Intersegment revenue	0	10,782	13,415	1,173	0	22,426	0	(47,796)	0
Total revenue	885	13,112	33,122	295,013	2,972	39,503	2,784	(47,796)	339,593
Share of net profit of associates	0	0	0	1,708	0	0	0	0	1,708
Total segment revenue	885	13,112	33,122	296,721	2,972	39,503	2,784	(47,796)	341,301
Segment Result									
Profit/(loss) from ordinary activities before income tax	148	(19,320)	3,862	38,016	1,083	7,218	(858)	2,772	32,921
Income tax expense									(11,264)
Profit from ordinary activities after income tax									21,657
Depreciation	5	130	1,045	5,129	0	4,719	0	(2,967)	8,062
Amortisation goodwill	(85)	0	127	9,168	0	767	0	0	9,977
Other non-cash expenses other than depreciation	0	1,178	0	544	0	0	0	0	1,722
Liabilities									
Total segment liabilities	442	203,544	22,433	92,634	18,605	6,410	41,494	(5,845)	379,716
Assets									
Total segment assets	13,279	553,478	29,628	650,147	41,599	22,325	22,134	(534,565)	798,023
Carrying value of investments in associates included in segment assets	0	0	0	39,464	0	0	0	0	39,464
Segment assets acquired during the reporting period									
Investments	0	0	0	0	0	0	0	0	0
Property, plant & equipment	0	0	0	0	0	0	0	0	0
Intangibles	0	0	0	0	0	0	0	0	0
Loan establishment costs	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0

COMPUTERSHARE LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS

SEGMENT INFORMATION

SECONDARY BASIS - Geographic Segments
December-01

Major geographic segments	Asia	Australia & New Zealand	Canada	South Africa	United Kingdom & Ireland	USA	Unallocated	Eliminations	Consolidated Total
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Revenue									
External revenue	13,046	105,461	79,170	9,911	112,184	74,714	1,991	0	396,476
Segment Result									
Profit/(loss) from ordinary activities before income tax	4,756	10,196	8,909	773	15,403	(3,160)	(272)	2,791	39,396
Income tax expense									(15,211)
Profit from ordinary activities after income tax									24,185
Assets									
Total segment assets	118,568	815,651	222,320	10,882	185,805	208,206	27,096	(657,200)	931,326
Segment assets acquired during the reporting period									
Investments	0	0	0	0	0	0	0	0	0
Property, plant & equipment	90	6,332	1,391	77	11,649	8,938	0	0	28,477
Intangibles	0	0	0	0	0	0	0	0	0
Loan establishment costs	0	0	0	0	0	0	0	0	0
	90	6,332	1,391	77	11,649	8,938	0	0	28,477

SEGMENT INFORMATION

SECONDARY BASIS - Geographic Segments
December-00

Major geographic segments	**Asia**	**Australia & New Zealand**	**Canada**	**South Africa**	**United Kingdom & Ireland**	**USA**	**Unallocated**	**Eliminations**	**Consolidated Total**
	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's	$000's
Revenue									
External revenue	95	90,941	66,041	12,872	114,997	51,863	2,784	0	339,593
Segment Result									
Profit/(loss) from ordinary activities before income tax	1,468	(2,432)	5,206	3,064	34,620	(10,918)	(858)	2,771	32,921
Income tax expense									(11,264)
Profit from ordinary activities after income tax									21,657
Assets									
Total segment assets	39,876	678,737	211,303	14,127	175,845	190,566	22,134	(534,565)	798,023
Segment assets acquired during the reporting period									
Investments	0	0	0	0	0	0	0	0	0
Property, plant & equipment	0	0	0	0	0	0	0	0	0
Intangibles	0	0	0	0	0	0	0	0	0
Loan establishment costs	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0